Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders' meeting held on July 21, 2014, shareholders of Hansberger International Series voted for the following proposal:



1.	Approval of an Agreement and Plan of Reorganization:


VOTED:	To approve an Agreement and Plan of
Reorganization (the "Plan") providing for the acquisition of all of the assets and the assumption of all of the liabilities of the International Growth Fund in exchange for shares of beneficial interest of the Madison
Hansberger International Growth Fund (the
"Acquiring Fund"), a series of Madison
Funds.

	               % of Voted	% of Outstanding
	       SHARES	  Shares      Shares Voted

For	  5,447,883.496    99.979%	      46.217%
Against	  497.000	   0.009%	      0.004%
Abstain	  673.000	   0.012%	      0.006%
Total	  5,449,053.496   100.000%	      46.227%



	Total Shares:	        11,787,555.550
	Total Voted:	         5,449,053.496
	Total % Voted:                 46.227%